02036966

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PE 5/102

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	Document
1.	Press Release dated May 13, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2002

RESEARCH IN MOTION LIMITED

By: ______________________

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

May 13 2002

FOR IMMEDIATE RELEASE

TIM AND RESEARCH IN MOTION ANNOUNCE AVAILABILITY OF BLACKBERRY™ IN ITALY

TIM (Telecom Italia Mobile), the leading Italian mobile communications company and Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM) announced today that the BlackBerry™ wireless email solution for GPRS is now commercially available in Italy. Under the terms of the supply agreement between the two companies TIM will offer BlackBerry Wireless Handhelds™ with associated software and service to the corporate market in Italy.

BlackBerry is a unique, integrated and secure wireless email solution for business. Corporate customers in Italy that want to use BlackBerry and already hold a Multibusiness contract with TIM can benefit from unlimited email traffic on the GPRS network as well as being able to use TWIN Card including all customer services and updated software.

Roberto Pellegrini, Senior Vice President, Corporate & SME Division, TIM said: "With the first delivery of BlackBerry to the Italian market TIM will commence marketing and thus offer a revolutionary solution that can really make Italian companies' office activities mobile. There has been a very positive response from the major Italian companies that have participated in trials of the solution. These companies include Benetton, MPS, Generali and ATAC. BlackBerry is yet another step taken by TIM to offer solutions that integrate the GPRS network perfectly and meet the security requirements of corporate information systems."

Operating over TIM's GPRS (General Packet Radio Service) network, BlackBerry provides business users with an 'always on', seamless and secure link to their corporate email. RIM's unique 'push' technology ensures that email is forwarded to the user's BlackBerry Wireless Handheld. There is no need to dial in or log on to retrieve emails.

BlackBerry will be available in Italy for both Microsoft Exchange® and Lotus Domino® environments. The BlackBerry Wireless Handheld also has mobile phone capabilities including voice and SMS and TIM plans shortly to begin trialling the voice functionality.

Charles Meyer, Director and Vice President, RIM Europe, said: "We are delighted to be launching BlackBerry in Italy through TIM. With the combination of TIM's market leadership in the provision of valued and cost-effective services to business, and RIM's expertise in the development of innovative wireless solutions, we look forward to a very successful debut of the BlackBerry solution in Italy."

Both TIM and RIM will be working with Wireless Solutions, a subsidiary of DADA, on the development of additional corporate applications for the Java™-based BlackBerry platform, and on systems integration for the solution.

For further information about BlackBerry or RIM contact:
For Europe:
Tilly Quanjer, Research In Motion
Telephone: + 44 (0)1784 223987
Email: tquanjer@rim.net

For North America:
Rebecca Winter
Brodeur Worldwide for RIM
Tel: +1 203 399 8241
Email: rwinter@brodeur.com

Investor Relations:
Investor Contact:
RIM Investor Relations
Tel: +1 519 888 7465
Email: investor_relations@rim.net

For further information on TIM contact:
For further information on TIM contact:
Telecom Italia
Communication & Media Relations
Federico Fabretti: - Head of Mobile Press Office
Tel: + 39 06 3688 2499

NOTES TO EDITORS:
Key Features of the BlackBerry Wireless Email Solution:

- Advanced wireless handheld - slim and lightweight with a keyboard and trackwheel; embedded wireless modem (no external antenna or attachments needed), plus integrated email and organizer software.
- Single mailbox integration with corporate email systems allows users to keep their existing email address and manage one single mailbox.
- Powerful email features - read, originate, forward, reply, delete or file messages using the wireless handheld (inbox and folders are synchronized between the wireless handheld and PC); user-selectable message filters allow user to control email flow.
- Full-featured connected organizer - includes calendar, address book, task list, memo pad, calculator and alarm; synchronizes with PC.
- GSM Phone functionality
- Support for Java™ 2 Micro Edition (J2ME), enables a wide range of software application development based on open standards.
- 'Always On, Always Connected' - designed to operate 24 hours per day while remaining connected to the wireless network to allow easy notification of incoming email; uses 'push model' of email delivery; email automatically finds the user; no dialling-in; no initiating connections; no effort required.
- End-to-end security - email is encrypted using Triple DES and remains encrypted at all points between the user's email account (behind the corporate firewall) and the user's wireless handheld; meets strict corporate security guidelines for company-confidential information.

- BlackBerry Enterprise Server - enterprise server software provides centralized management and control with a scalable architecture.
- End-to-end solution - customers receive easy-to-use wireless handhelds, productive desktop utilities, innovative server software and nationwide airtime on a leading GPRS network in one completely integrated solution.

www.blackberry.net

About RIM

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the Blackberry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). www.rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.